03014925

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 53185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gerson Lehrman Group Brokerage Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 East 44th Street, 11th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH. D.C. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sommer (212) 984-8508
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 18 2003 THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, John Sommer swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerson Lehrman Group Brokerage Services LLC, as of December 31, , 19 2002 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer

Title

Notary Public

PETER W. TESTAVERDE, JR.
Notary Public, State of New York
No. 31-4603272
Qualified in New York County
Commission Expires ~~March 30, 19~~ 12/31/06

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member of
Gerson Lehrman Group Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Gerson Lehrman Group Brokerage Services, LLC (a wholly owned subsidiary of Gerson Lehrman Group Inc.) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gerson Lehrman Group Brokerage Services, LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

January 31, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

GERSON LEHRMAN GROUP BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
Cash and Cash Equivalents	$7,318,836
Due from Brokers	477,273
Other	4,886
Total Assets	$7,800,995
LIABILITIES AND MEMBER'S EQUITY	
Member's Equity	$7,800,995
Total Liabilities and Member's Equity	$7,800,995

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Gerson Lehrman Group Brokerage Services, LLC (the "Company") is a wholly owned subsidiary of Gerson Lehrman Group Inc. ("GLG" or the "Parent").

The Parent's principal business is to provide investment management professionals with knowledge from experts in the areas of communications and information technology, healthcare and biomedical technology, and power and energy. The Parent established the Company as a broker-dealer so as to accept payment via directed brokerage commissions for the research services the Parent provides to its clients.

Cash and cash equivalents consist of cash investments in money market reserves which are primarily maintained at one bank.

At times, the Company maintains cash deposits in financial institutions that exceed federally insured limits. The Company has not experienced any losses with respect to these deposits.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in this financial statement, to its clearing broker, which maintains the customers' accounts and clears such transactions. Additionally, this clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

As a single member limited liability company, the Company is not subject to federal, state or local income taxes. The Company's income or loss is reportable by its Member on its corporate income tax return.

2. DUE FROM CLEARING BROKERS:

The clearing and depository operations for the Company's security transactions are provided primarily by a broker pursuant to a clearance agreement. At December 31, 2002, the amount due from brokers represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. As of December 31, 2002, no material amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

3. RELATED PARTY TRANSACTIONS:

The Company has entered into an operating agreement with the Parent whereby the Parent will pay all the operating expenses of the Company for a period of one year. This contract is renewable annually at the election of the Parent. The Parent established the Company as a broker-dealer for the purpose of collecting commissions from its clients as payment for the research services it provides.

4. NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

At December 31, 2002, the Company had net capital, as defined, of $7,800,995, which exceeded its minimum net capital requirement of $5,000 by $7,795,995.